EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

(Unaudited)
(Dollars in Millions)

	Three Months Ended
	March 31,	March 31,
	2009	2008

Profit	$51	$124

Add:
Provision for income taxes	16	59

Deduct:
Partnership income	-	(2)

Profit before income taxes and partnership income	$67	$181

Fixed charges:
Interest expense	$282	$285
Rentals at computed interest*	2	2

Total fixed charges	$284	$287

Profit before income taxes plus fixed charges	$351	$468

Ratio of profit before income taxes plus fixed charges to fixed charges	1.24	1.63

*Those portions of rent expense that are representative of interest cost.